CSB BANCORP, INC.

EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Three months ended June 30,		Six months ended June 30,
(Dollars in thousands)	2014	2013	2014	2013
Basic Earnings Per Share
Net income	$1,522	$1,247	$2,938	$2,609
Weighted average common shares	2,737,085	2,736,555	2,736,861	2,736,309

Basic Earnings Per Share	$0.55	$0.45	$1.07	$0.95

Diluted Earnings Per Share
Net income	$1,522	$1,247	$2,938	$2,609
Weighted average common shares	2,737,085	2,736,555	2,736,861	2,736,309
Weighted average effect of assumed stock options	2,883	2,153	2,575	2,123

Total	2,739,968	2,738,708	2,739,436	2,738,432

Diluted Earnings Per Share	$0.55	$0.45	$1.07	$0.95